June 5, 2015

Mr. Keith Gregory Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

	Re:	HC Capital Trust (“Registrant”)
File Nos.: 33-87762 and 811-08918
Don Felice		Post Effective Amendment No. 72
Special Counsel T. 215-979-3884 F. 215-988-4320 dfelice@mccarter.com

McCarter & English, LLP 265 Franklin Street Boston, MA 02110-3113 T. 617.449.6500 F. 617.607.9200 www.mccarter.com

Dear Mr. Gregory:

This correspondence is being provided to you in response to your request communicated during our telephone conversation of May 20, 2015, with respect to Registrant’s Registration Statement filed on April 17, 2015.

We hereby represent, on behalf of the Registrant, that the Registrant will not assert any comment or review by the Commission’s staff relating to the filing referred to above as an affirmative defense in any proceeding initiated by the Commission or any other person against the Registrant. We further acknowledge that, as contemplated under the federal securities laws, the adequacy of the disclosure in the filing referenced above is the responsibility of the Registrant.[1]

BOSTON HARTFORD STAMFORD NEW YORK NEWARK EAST BRUNSWICK PHILADELPHIA WILMINGTON	If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (215) 979-3884. Very truly yours, Don E. Felice cc: Colette Bergman

WASHINGTON, DC	[1]

As indicated in the Commission’s press release of June 24, 2004, neither the request for, nor the provision of, the above representation should be construed as confirming that there is or is not an inquiry or other pending matter involving Registrant.